Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

August 19, 2020

            Re:      Givemepower Corporation

Amendment No. 2 to Form 10-12G

Filed June 25, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 4 to Registration Statement on Form 10 filed August 12, 2020

General

1.      Please tell us when you intend to file your Form 10-Q for the quarter ended June 30, 2020.

We’ll file our June 30, 2020 10-Q by next week.

2.      We note disclosure in footnote 5 to the financial statements that on May 20, 2020 the company purchased a property located in an opportunity zone in Los Angeles County.

Please provide the disclosure required by Items 101 and 102 of Regulation S-K.

This has been update to make the necessary disclosures.

9. Related Transactions

3.      We note your disclosure that you acquired a property on May 20, 2020. Please provide us with more information with respect to this property including, but not limited to:

•         The type of property acquired (e.g. single family residential, multi-family residential, office)

•         Whether you intend to make any significant renovations to the property and if so the nature of those renovations

•         If the property has rental history prior to being acquired by the company

•         Whether you intend to hold and operate the property as a rental property

In addition, please tell us how you considered the guidance in Rule 8-06 of Regulation SX in determining whether you should provide an audited statement of revenues and certain operating expenses with respect to the property.

This has been revised and updated.

We have reviewed the guidance in Rule 8-06 of Regulation SX and determined that we should not provide an audited statement of revenues and certain operating expenses with respect to the property because of the followings: (1) we did not acquire a real estate operations as described by Rule 8-06 of Regulation SX. Rather we acquired a single family residence that we intend to rehabilitate and flip for a profit; (2) the acquired property has not in the past, is not currently, and would not in the near future have rental revenues or operating expenses; (3) we do not anticipate to deal with issues of competition in the rental market, comparative rents, maintenance expenses, occupancy rates, depreciation and rental revenue; and (4) one of the terms of our LOC include a developer fee of 10% of sale price/amount of each property sold that was bought with the loan. Thus, our purchase-rehab-resale model does not contemplate holding properties for long.  We currently do not have the capital for a real estate operations, which consist of engaging in developing, renting, leasing and managing residential and commercial properties.

Item 7. Certain Relationships and Related Transactions, and Director Independence

4.      We note in the notes to the financial statements you disclose that you borrowed $221,498 from a company controlled by your controlling shareholder to purchase a real estate property. Please disclose this related party transaction and the material terms of the loan.

This has been revised and updated

Unaduited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2020 Consolidated Statements of Operations

5.      Please revise the column headings in the consolidated statements of operations to clearly identify the first column as containing information for the three months ended June 30,2020.

This has been revised and updated

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation